Ontario

Ministry of Public and Business Service Delivery Ministère des Services au public et aux entreprises

Certificate of Amendment

Certificat de modification

Business Corporations Act

Loi sur les sociétés par actions

CYBIN INC.

Corporation Name / Dénomination sociale

5020165

Ontario Corporation Number / Numéro de société de l'Ontario

This is to certify that these articles are effective on

La présente vise à attester que ces statuts entreront en vigueur le

September 19, 2024 / 19 septembre 2024

V. Quintanilla W.

Director / Directeur

Business Corporations Act / Loi sur les sociétés par actions

The Certificate of Amendment is not complete without the Articles of Amendment

Certified a true copy of the record of the Ministry of Public and Business Service Delivery.

V. Quintanilla W.

Director/Registrar

Ce certificat de modification n'est pas complet s'il ne contient pas les statuts de modification

Copie certifiée conforme du dossier du ministère des Services au public et aux entreprises.

V. Quintanilla W.

Directeur ou registrateur

BCA - Articles of Amendment - CYBIN INC. - OCN:5020165 - September 19, 2024 Ministry of Public and Business Service Delivery Articles of Amendment Business Corporations Act Corporation Name (Date of Incorporation/Amalgamation) CYBIN INC. (October 13, 2016) 1. The name of the corporation is changed to: Not amended 2. The number of directors or the minimum/maximum number of directors are amended as follows: Not amended 3. The articles are amended as follows: A. Restrictions, if any, on business the corporation may carry on or on powers the corporation may exercise. If none, enter "None": Not amended B. The classes and any maximum number of shares that the corporation is authorized to issue: By changing all of the issued and outstanding common shares of the Corporation as of the date hereof on the basis of 1 post- consolidation common share (each a “Common Share”) for every 38 pre-consolidation common shares of the Corporation (the “Share Consolidation”). No fractional Common Shares will be issued. If, as a result of the Share Consolidation, a shareholder would otherwise be entitled to a fractional Common Share, such fractional Common Share that is less than 1/2 of one Common Share post -Share Consolidation will be cancelled and each fractional Common Share that is at least 1/2 of one Common Share post -Share Page 1 of 2

BCA - Articles of Amendment - CYBIN INC. - OCN:5020165 - September 19, 2024 Consolidation will be rounded up to one whole Common Share post-Share Consolidation. C. Rights, privileges, restrictions and conditions (if any) attaching to each class of shares and directors' authority with respect to any class of shares which may be issued in series. If there is only one class of shares, enter "Not Applicable": Not amended D. The issue, transfer or ownership of shares is/is not restricted and the restrictions (if any) are as follows. If none, enter "None": Not amended E. Other provisions: Not amended 4. The amendment has been duly authorized as required by sections 168 and 170 (as applicable) of the Business Corporations Act. 5. The resolution authorizing the amendment was approved by the shareholders/directors (as applicable) of the corporation on: August 27, 2024 The articles have been properly executed by the required person(s). Page 2 of 2